United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ClearSign Technologies Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185064102

(CUSIP Number)

Robert T. Hoffman Sr.

c/o clirSPV LLC

119 Warren Avenue, 3rd Floor

Spring Lake NJ 07762.

(732) 282-0743

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102	13D	Page 1 of 9 Pages

1	Names of Reporting Persons

clirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ x ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)
WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

7,583,234
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

7,583,234
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,583,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.7%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 2 of 9 Pages

1	Names of Reporting Persons

GPclirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ x ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

7,459,562
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

7,459,562
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,459,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.7%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 3 of 9 Pages

1	Names of Reporting Persons

Robert T. Hoffman Sr.
2	Check the Appropriate Box if a Member of a Group

(a) [ x ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

123,672
	8	Shared Voting Power

7,459,562
	9	Sole Dispositive Power

123,672
	10	Shared Dispositive Power

7,459,562
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,583,234
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

IN

CUSIP No. 185064102	13D	Page 4 of 9 Pages

1	Names of Reporting Persons

Princeton Opportunity Management LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ x ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

7,459,562
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

7,459,562
11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,459,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.7%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102	13D	Page 5 of 9 Pages

This Amendment No. 2 (the "Amendment") relating to shares of common stock, par value $0.0001 per share (the "Common Stock"), issued by ClearSign Technologies Corporation (the "Company") is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on July 30, 2018, as amended on October 7, 2020 (as so amended, the "Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 3 contained in the Reporting Persons initial and subsequent filings on Schedule 13D are incorporated herein by this reference.

In connection with a private placement of Common Stock pursuant to a Stock Purchase Agreement dated July 12, 2018, the Company granted to clirSPV LLC a right to purchase certain new equity securities that the Company sells for the purpose of raising capital on terms and conditions no different from those offered to other purchasers (the "Participation Right") so that it could maintain a 19.99% percentage ownership of the Common Stock (the "Percentage Ownership"). Because certain elements of the Participation Right, such as the notice provisions, were not compatible with raising capital in a public offering, in a written waiver dated May 26, 2022 (the "May 26, 2022 Waiver"), clirSPV LLC waived its right to exercise the Participation Right in connection with the public offerings of the Company including the one completed on June 1, 2022. In lieu of participating in that offering or subsequent public offerings, the Company granted a purchase right to clirSPV LLC.  That purchase right enabled clirSPV LLC to purchase from the Company, at the price sold to investors in the offering, unregistered shares of Common Stock in a number that would allow it to maintain its Percentage Ownership.

In the May 26, 2022 Waiver, clirSPV LLC waived for the duration of the Participation Right (i) its right to advance notice of any future registered offering of New Securities (other than any Excluded Securities) made pursuant to a registration statement on Form S-1 or Form S-3, including any related concurrent private placement (a "Future Offering"), and (ii) the requirement that the proposed issuance date be at least 20 days from the date of such notice for a Future Offering.

The May 6, 2022 Waiver further provided that, on the date that the number of new Equity Securities to be sold in a Future Offering and the price per New Security is determined, the Company must notify clirVPV LLC of that information and the Company must sell to the clirSPV LLC, if clirSPV LLC notifies the Company on or before the thirtieth (30th) calendar day after the final closing of such Future Offering (the "Offering Response Date") of its intention to purchase, a number of unregistered shares of the Common Stock not in excess of an amount sufficient to maintain or reobtain the Investor's ownership percentage of 19.99% of outstanding Common Stock; provided, however, that the Investor's purchase shall be completed within six (6) Business Days after the Offering Response Date.

In addition, the May 26, 2022 Waiver provides that the Participation Right may be extended from December 31, 2023 to such date that the holders of two-thirds of the outstanding units of the clirSPV LLC agree (the "Investor Holder Consent") to extend such holder's existing agreement that he/she/it will have no right to force a redemption of his/her/its interests in clirSPV LLC (the "Participation Right Extension Date"); provided, however, that clirSPV LLC must provide written notice to the Company of the Investor Holder Consent prior to December 31, 2023 and the Participation Right shall in no event extend beyond June 30, 2027.

On July 8, 2022, clirSPV LLC exercised such right and purchased 1,591,594 shares of Common Stock at $1.11 per share (the "Purchase Right Shares").

clirSPV LLC obtained the funds to purchase the Purchase Right Shares through a capital raise from its existing members.

Item 4. Purpose

The responses to Item 4 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

General

clirSPV LLC acquired the Purchase Right Shares for investment purposes. It exercised its purchase right to maintain its 19.9% ownership interest in the Common Stock of the Company.  It is the Reporting Persons' intention to hold the Purchase Rights Shares for a significant time period and potentially for five years to avail clirSPV's members of Section 1202 treatment of the Purchase Rights Shares as Qualified Small Business Stock. Nevertheless, clirSPV LLC intends to review its investments in the Company on a continuing basis and take appropriate action. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Company's business, financial condition, operations and prospects; price levels of the Company's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 185064102	13D	Page 6 of 9 Pages

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to the Company's board of directors may engage in discussions with management, the board of directors, and shareholders of the Company and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company's business or corporate structure, including changes in management or the composition of the Company's board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of ClearSign.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 37,941,475 shares of Common Stock outstanding following the closing of clirSPV LLC's purchase of the Purchase Right Shares.

					Sole	Shared
				Shared	power to	power to
				power to	dispose or	dispose or
	Amount			vote or to	to direct	to direct
	beneficially		Sole power to vote	direct the	the	the
Reporting Person	owned	Percent of class	or to direct the vote	vote	disposition	disposition

clirSPV LLC	7,459,562	19 7%	0	7,459,562	0	7,459,562
GPclirSPV LLC	7,459,562	19.7%	0	7,459,562	0	7,459,562
Robert T. Hoffman Sr.	7,583,234	19.9%	123,672	7,459,562	123,672	7,459,562
Princeton Opportunity Management, LLC	7,459,562	19.7%	0	7,459,562	0	7,459,562

clirSPV LLC is the record holder of 7,459,562 shares of Common Stock.

Robert T. Hoffman Sr. is the Managing Member of GPclirSPV LLC, which is the Manager of clirSPV LLC. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management LLC, which has an Investment Management Agreement with clirSPV LLC and shares the power to vote the securities beneficially owned by clirSPV LLC. As such, each of GPclirSPV LLC, Robert T. Hoffman and Princeton Opportunity Management LLC may be deemed to have or share beneficial ownership of the shares of Common Stock held directly by clirSPV LLC.

CUSIP No. 185064102	13D	Page 7 of 9 Pages

Robert T. Hoffman Sr. has (i) a self-directed retirement account that holds 110,519 shares of Common Stock of the Company, and (ii) 13,153 shares of Common Stock he received for service on the Board of Directors of the Company.  Robert T. Hoffman Sr also holds options to purchase 186,500 shares of Common Stock of the Company, however, he is not deemed to be the beneficial owner of the shares that might be received upon exercise of such options.  This is due to his agreement with the Company and confirmation to the Company on June 1, 2022, in connection with the Participation Right, that as an Affiliate of clirSPV, LLC Robert T. Hoffman Sr would not have the right to acquire any shares of Common Stock from the Company, including upon the exercise of stock options, to the extent that such issuance, when aggregated with any other Common Stock beneficially owned by him, clirSPV LLC and their Affiliates and any other Persons (as defined in the Agreement) or entities whose beneficial ownership of Common Stock would be aggregated with clirSPV LLC's for purposes of Section 13(d) of the Exchange Act (as defined in the Agreement) (including any shares held by any "group" of which the SPV is a member) would result in a "change of control" of the Company within the meaning of Nasdaq Listing Rule 5635(b), except that such limitation will not apply in the event that the Company obtains all necessary shareholder approvals for such issuance in accordance with the Nasdaq Listing Rules.

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Common Stock.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 185064102	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2022

CLIRSPV LLC
	By:	GPCLIRSPV LLC

	By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

GPCLIRSPV LLC

	By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

	By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

	By:	/s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

CUSIP No. 185064102	13D	Page 9 of 9 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762 .

CLIRSPV LLC

Name	Manager

	Present Principal Occupation or Employment	Citizenship/Place of Organization
GPclirSPV LLC	Manager of clirSPV LLC	Delaware
Princeton Opportunity Management LLC	Investment Manager pursuant to Investment Management Agreement	Delaware

GPCLIRSPV LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

PRINCETON OPPORTUNITY MANAGEMENT LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States